Filed by Ads-Tec Energy Public Ltd Co

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

ADS-TEC Energy white paper

Shifting into High Gear: Addressing barriers to Scaling Up Ultra-Fast EV Charging

Introduction

With the electric vehicle (EV) transformation that is swiftly approaching, there is no time to lose in building the necessary charging infrastructure to support the widespread adoption of EVs across the United States. ADS-TEC Energy is providing the intelligent, scalable battery-based ecosystem platforms that enable ultra-fast EV charging even on power limited grids: the missing ingredient in getting millions of EVs on the road within the coming decade.

The objective of this white paper is to present a snapshot of today’s EV market and the key drivers for the momentum and growth in EVs, explore why today’s charging infrastructure is inadequate to meet the coming EV revolution, and set out how ultra-fast battery buffered charging can help bridge the gaps in the transition from primarily fossil-based to a mainly all-electric, net-zero emissions economy.

The EV World is Coming: Are We Ready?

Electric mobility—including electric vehicles—will play a huge role in the transformation of the energy system. Transportation is responsible for 24% of direct global CO2 emissions from fuel combustion.1 In the U.S., transportation represents 29% of total greenhouse gas (GHG) emissions, making it the largest contributor to U.S. GHG emissions.2 Decarbonizing energy systems is at the front and center of all major climate policy initiatives, including the UN global climate negotiations, as governments seek to accelerate actions towards achieving the goals of the Paris Agreement: to limit global warming to well below 2 degrees and aim for 1.5 degrees.3 The August 9 report of the International Panel on Climate Change (IPCC) provided the UN’s most dire warning yet regarding the potentially alarming consequences of rising emissions and temperatures.4

Averting the climate crisis has underscored the need for governments worldwide to urgently develop the solutions that can move the planet toward a net-zero emissions economy. The EU and the US administrations are among those that have identified transportation as a core part of managing their climate agendas and the race to scale EVs is continuing to gain traction, supported by major commitments from industries including automotive and energy. Actioning the goals plays out on federal, state and local levels, often with cities in the forefront.

The U.S. and other countries around the world are making widespread adoption of electric vehicles a key part of their climate strategies. In the U.S., President Biden has set a target that 50% of all new vehicle sales by 2030 will be zero-emission vehicles, primarily electric cars and trucks.5 While that’s a huge jump from the roughly 2% of all car sales represented by EVs today,6 the cars—and the consumers who want to buy them—are coming.

With that in mind, Biden’s proposed American Jobs Plan sets aside $15 billion to build a national network of 500,000 EV charging stations7 as well as financial incentives for consumers to buy electric cars, and financial aid for carmakers and suppliers to retool factories for electric vehicles.8 In addition, as of July 2021, at least 45 states and the District of Columbia offer incentives for certain EVs to support deployment of EVs or alternative fuel vehicles and supporting infrastructure, either through state legislation or private utility incentives within the state.9

Other countries are making substantial investments in sustainable transport systems. With its European Green Deal, the European Union (EU) has set a target to reduce emissions from cars by 55% by 2030, with zero emissions from new cars by 2035, and requiring 40% of its energy mix to be renewable energy by 203010, from just under 20% today11. Many EU countries are offering significant fiscal incentives to spur the uptake of electric vehicles and the scale up of EV manufacturing and battery industries.12 In China, which has invested heavily in EVs and related infrastructure, electric vehicle sales reached more than 1.3 million in 2020.13

In total, over 20 countries will have electrification or bans on internal-combustion-engine (ICE) vehicles in the next 10 to 15 years, while over eight countries and the EU have made pledges to transition to net-zero emissions economies.14

Against the backdrop of the climate crisis, enabling government policies and regulations, and growing consumer acceptance of EVs,15 the industry is poised to grow exponentially. Annual sales of EVs globally are forecasted to reach double digit millions between 2026 and 2030.16 Demand for EVs is expected to increase 30% per year between 2020 and 2025 in the U.S. and Europe.17 In a business-as-usual scenario, according to BloombergNEF, at least two-thirds of global car sales will be electric by 204018; in a net-zero emissions world, EVs would comprise 100% of passenger vehicle sales just 15 years from now.19 These forecasts reflect dramatic improvements in battery performance as well as lower battery costs.

Globally, the auto industry’s investments in electric vehicles soared 41 percent in the past year, to $330 billion through 2025.20 EVs are also becoming more affordable, with some industry experts predicting EVs to have price parity with ICE vehicles as soon as 2024.21

Given these trends, the outlook for EVs is promising. But that’s only if we solve one of the biggest stumbling blocks to large-scale EV adoption: a robust EV infrastructure that can handle the demand for fast and convenient charging, anywhere, any time.

Tackling the three main bottlenecks to scaling EV charging

As the world increasingly adopts electric transportation, the ability to fast charge the vehicles is critical. That means overcoming the three main bottlenecks to scaling EV charging:

1.	Increasing the availability of charging stations

2.	Improving charging speed and convenience to assuage range anxiety

3.	Overcoming grid limitations and boosting grid capabilities

#1: Increasing availability of charging stations

The U.S. currently has a total of nearly 43,000 public EV charging stations and around 120,000 charging ports, according to the U.S. Department of Energy.22 The chargers are unevenly distributed across the country, with the majority in California, where the state has incentivized investment in EVs for years. One analysis found that less than 10 percent of households in the U.S. have access to a public EV charging station within one-quarter mile from home.23 With some 25 million electric cars and trucks expected to hit the road by 2030, the U.S. charging infrastructure will have to expand quickly to meet demand.24 Many players, from oil and gas companies to utilities to automakers and charging operators, have their eye on an estimated $32 billion global market in EV charging stations by 2028.25

#2: Improving charging speed and convenience to assuage range anxiety

While increasing the volume of chargers meets part of the need, another key consideration is the speed of charging. Charging times vary based on how depleted the battery is, how much energy it holds, the type of battery, and the type of charging equipment (e.g., charging level and power output). The charging time can range from less than 20 minutes to 20 hours or more, depending on these factors.

EV charging is divided into three levels: Level 1, Level 2 and Level 3, as explained below:

•	Level 1 Charging: 120-Volt, available at home, the workplace or public EV stations. Any EV or plug-in hybrid can be charged on Level 1 by plugging the charging equipment into a regular wall outlet. It is the slowest way to charge, between two to five miles of range per hour.

•	Level 2 Charging: 208-Volt to 240-Volt (like what an electric dryer or oven uses), also available home, workplace and public. Depending on the power output of the charger and the vehicle’s maximum charge rate, it can charge up to 70 miles of range per hour, or completely charge overnight.

•	Level 3 Charging: 400-Volt to 920-Volt (DC Fast Charging and Ultra-Fast Charging): Unlike Level 1 or Level 2, which use alternating current (AC), Level 3 uses direct current (DC). The voltage is also much higher than Level 1 or Level 2, which is why they are not typically installed in homes. Charging speed can be three to 20 miles per minute. It is important to note the difference between fast DC charging (above 50 kWh up to 150 kWh from the charger—most are 30 to 50 kWH) and ultra-fast charging, which is greater than 150 kWH, and even 300kW.

Looking at the distribution of charging across the U.S. reveals the gap in Level 3 at public charging ports. Today, the majority (80%) are Level 2 while just 15% are Level 3, and less than 5% are Level 1. [26]

Bridging that gap—and making fast and especially ultra-fast charging more readily available—is essential to address range anxiety, a top concern of current and prospective EV owners. Fast charging that could fill up an electric battery in less than 10 minutes (similar to filling a car with a tank of gas), or at least under 20 minutes, could go along way to assuage that anxiety. Surveys have found that the largest reason that consumers have avoided purchasing an electric car is range anxiety, with 58% of drivers afraid that they will run out of power before being able to charge their vehicle; another 49% percent fear the low availability of charging stations.[27]

With slow Level 2 charging available at most public charging stations today, drivers need to spend hours instead of minutes to charge a vehicle.28 Avoiding that situation requires meticulous planning, which most people are unwilling to do. In fact, one survey in California found that roughly 20 percent of EV owners replaced their cars with gas one, citing the inconvenience of charging as the main reason.29

And while the earliest wave of EV buyers has mostly been homeowners who are able to plug in overnight, the massive scale-up of EVs means more apartment and condo dwellers, especially in cities, will be buying EVs, and they’ll need access to public charging. To meet the convenience needed for rapid EV adoption, these will have to be located, for example, at retail locations, gas stations, parking garages, and businesses across the country, from rural to suburban to urban areas. Yet the available real estate to host these charging stations is limited and highly competitive.

#3: Overcoming grid limitations and boosting grid capabilities

Relying on the current U.S. electric grid to meet the need for fast charging is not feasible—at least not yet and not without significant, long-term investment.30 Power grids are generally not designed to provide the amount of power needed for fast charging (and most areas don’t provide more than 30-50kW). Anything over 50kW typically requires a peak demand charge to the utilities, simply as a right to use, even if the grid power is available. Insufficient grid capacity can lead to the rolling brownouts and blackouts that have plagued California in recent years.31 While some grid expansion will be desirable and necessary, it is unlikely that the grid will be upgraded at all locations to provide the power needed for the growing EV market demand.

Future EV batteries will allow faster charging, which will increase the demand for ultra-fast charging to support shorter charging times. However, the speed of EV charging is entirely dependent on the power input the EV receives from the charger. With a limited grid infrastructure, a bottleneck will remain to ultra-fast EV charging. So, what’s the solution?

Advantages of ChargeBox: Battery Buffered DC Charging Bridges the Gap

Ultra-fast battery buffered DC charging that is not dependent on a low-power grid is the missing piece to the fast-charging dilemma—and it is the key to having EVs truly reach scale. That’s what ADS-TEC Energy’s ChargeBox offers, with four distinct advantages.

#1. Charges in minutes, not hours

Electro mobility is limited not because of low energy capacity but due to low power from the grid. Battery buffered DC charging bridges that gap because it can be done in minutes, even on low-power grids (see illustration).

ADS-TEC Energy’s intelligent and scalable battery-based technology platform ChargeBox provides a quick charge within minutes up to 320kW, able to carry out ultra-fast charging output power even on a low power (30kW to 50kW) grid connection. The ADS-TEC charger works with an internal battery buffer. The buffer is filled from the existing grid on a lower power rate. As soon as the car shows up to be recharged, the available grid power can be boosted to 320kW by using the buffered energy in the charger (see illustration).

Ultra-fast charging is crucial to meet increased EV range. Already in 2021, many electric vehicle models are available with over 300 miles of driving range, with some at over 400 miles and 500 miles, [32] with reduced charging times in newer EVs.

#2: No grid upgrades required

Among its advantages, battery buffered ultra-high-power chargers ideally complement local renewable energy sources nearby. They also often have substantially lower total cost of ownership (TCO) than grid-connected DC fast chargers that require a grid upgrade. Independency from the grid network enables durable and constant output performance of up to 320kW.

#3: Small, compact footprint, with low noise

Many locations that will want to install ultra-fast chargers, from apartment building parking garages to convenience stores and gas stations, to restaurants and retail spaces and downtown centers, will have limited space for charging infrastructure. The ADS-TEC solution, developed over 10 years with over 50 patents in its portfolio33, is a low-noise, compact unit with a very limited footprint designed for ultra-fast EV charging on power limited grids, residential sector coupling and for a wide range of commercial and industrial uses. Because of its compact size and durable design, it can transform a building’s parking garage into a fueling station for EVs, for example.

Today high-power charging for EVs is mainly along the highways. Because it is compact and scalable, the ADS-TEC Energy platform fills the need for non-highway locations, such as city centers, tourist destinations, local businesses, etc. ADS-TEC Energy’s EV charging platform ChargeBox has received the necessary safety approvals in both the US and Europe. This includes the third-party independent certifications UL, and the ukTÜVeu test mark, affirming conformity with the basic technical requirements in the EU and the UK; it was the first fast charging system to be certified with the new seal.34 This makes the technology platform ready for immediate deployment, with systems operating currently on both continents.

#4 Turning a grid challenge into a grid asset

Managing the transition to a mostly electric energy system will be driven by regenerative energy sources such as solar, wind and water. A main constraint is that renewable energy sources put pressure on the electricity load as they are strongly dependent on weather conditions, which leads to a fluctuating energy demand. The ADS-TEC distributed intelligent ecosystem platform contributes to a stable energy supply by providing the necessary flexibility to adapt to changing electricity demand patterns of consumers, daily peaks in electricity consumption, and helps to enable a self-sufficient, off-grid energy supply.

The Federal Energy Regulatory Commission (FERC) Order No. 2222 is intended to help usher in the electric grid of the future and promote competition in electric markets by removing barriers preventing distributed energy resources (DERs) from competing on a level playing fields in the organized capacity, energy and ancillary markets run by regional grid operators.35 The order establishes a grid operator ability to aggregate DERs, including batteries, and create an economic value in the capacity they provide. This has not been fully implemented but is contemplated to be operational in the near future. ADS-TEC systems contain the embedded technology necessary for DERs to be able to utilize this capability. As DERs, these systems can create an income, benefitting charge point operators which own them, as they can charge a fee to the utility to use the stored power in the batteries, thereby reducing their costs to operate the system. And utilities benefit by being better able to manage peak demand through use of the stored battery power, reducing their costs overall.

By using an integrated combination of energy-buffers, power-electronics, controls and state-of-the-art security, energy providers can easily manage these decentralized platforms as a kind of virtual power plant. Energy providers might be a utility company, a charge point operator or an oil and gas company—these are all future power companies. In short, ADS-TEC’s globally scalable and powerful storage solutions and energy management platforms provide solutions that can enable the net zero emissions -energy transition.

Smart city use case

Easy access to ultrafast charging central to Smart City vision

By 2050, 89% of the U.S. population (up from 83% today) and 68% of the world population is projected to live in urban areas.36 Cities are facing pressure to decarbonize, given that they consume 78% of the world’s energy and over 60% of greenhouse gas emissions.37 Enter the smart city, which uses technology in smart ways to make improvements in health, energy, mobility, safety, and more. Smart cities make use of intelligent solutions like the Internet of Things (IoT) and information and communications technology (ICT) to balance both human quality of life and sustainability objectives. This is attractive to both city officials, private partners and investors. Funding to smart cities is on pace to reach an all-time high in 2021.38

Electric vehicles and the charging infrastructure to support them is increasingly part of the smart cities of today. To that end, ADS-TEC Energy is partnering with Smart City Capital, based in Fort Lauderdale, Florida. Smart City Capital provides full technology turnkey solutions for ADS-TEC Energy’s ultra-fast charging stations by creating public private partnerships with local municipalities, state and federal governments and major corporations to bring the funding, engineering and installation resources and support solutions for sustainability initiatives and the migration to a net-zero emissions world.

In fact, Smart Cities Capital and ADS-TEC Energy are partnering to create one of the most comprehensive smart cities in the U.S. today in one of south Florida’s largest counties. The approach includes unique financing elements that tap into federal, state and local subsidies and the benefits of bundling together broadband service, lower fuel costs, reduced maintenance, cheaper infrastructure upgrades and the revenue opportunity with EV charging. Such a comprehensive and affordable solution is attractive for cities to more quickly reach their sustainability and carbon reduction goals, and accelerate climate action.

The kind of decentralized platform that ADS-TEC Energy’s solution provides is crucial to urban infrastructure. It means that ultrafast charging can be located anywhere in a city as well as its more rural, outlying areas, reaching populations that are underserved today. Because of its battery buffered technology platform, cities can avoid a costly grid upgrade and substantially reduce the time to make the transformation to a smart city. EV adoption is incentivized, thanks to faster charging times and more accessibility to charging stations that can be situated every few blocks, at a retail location, bank, etc., rather than a distant supercharger location several miles away. And the savings afforded by the shift from fossil fuel dependence makes it more feasible for city transport like buses or emergency vehicles to make the switch to EVs.

It is important that cities have an integrated strategy to manage the transition to EVs as part of their overall smart city vision. EV mobility is a vital component of the smart city, along with broadband connectivity, and unlocks value at a greater level than if a city made these investments separately. A city cannot succeed with its carbon-neutral, green, or climate-resilient strategy if it doesn’t have a plan of how it can actually achieve that strategy—in a way that generates value for people’s lives as well as a monetary return on investment. Equipped with a comprehensive approach, more cities, no matter their size, can make the smart city transformation. This in turn will create the scale needed to make cities a vital part of the solution to climate change.

EV drivers, cities and businesses all benefit

A wide range of stakeholders stand to benefit from the battery buffered ultra-fast charging solution that is no longer dependent on a power-limited grid. Certainly, consumers benefit by no longer having range anxiety, knowing that the technology solution for accessible, fast and dependable charging is available anywhere, already today. Cities benefit, as they can more affordably and confidently build up their EV charging infrastructure to meet the needs of citizens and equip police and fire electric fleets and electric bus systems—without having the cost and disruption of grid expansion. Businesses benefit, too, by having a compact solution for offering EV charging at their premises.

Urgent that we act now to maintain momentum

With the momentum we have today for truly transforming our transportation system to a majority-electric system, there is urgency around putting into effect the enabling policy to build a robust EV charging network. That’s essential to ensure electric cars are just as convenient for drivers as conventional vehicles. The speed at which we enact the necessary changes from the legislative level are key to the success of that transition.

That means subsidies and incentives can’t take years. If the enabling legislation is too slow, and charging networks aren’t prepared to meet the demand for the vehicles, the EV transformation will be accompanied by a lack of confidence rather than a sense of excitement.

City planners have an opportunity to make EVs and ubiquitous ultrafast charging central to their vision of a smart city. Vehicle manufacturers can step up their investments in EVs—as well as help ensure there is sufficient infrastructure to serve the millions of new EVs expected to come off their assembly lines in the next few years. Momentum for the EV revolution is also coming from the large and growing renewable energy sector including large corporate energy buyers and utilities that want to sell more clean kilowatts for EV charging into the U.S. electric grid and therefore are interested in a reliable national network of fast chargers.39

Utilities in particular have an outsized role as the power companies of the future. Many are already offering incentives to both residential customers, such as new purchase/lease rebate programs for customers who purchase EVs, and various incentives as well to potential EV buyers in the commercial, rental and multi-family building sectors.40 Some utilities are looking to deliver new electric infrastructure to charging sites while others want to own stations themselves.41 Utilities are also banding together to bridge gaps between U.S. cities with fast-charging network. About 14 electric utilities from Maine to Texas have formed the Electric Highway Coalition to build stations at intervals of 100 miles or less.42

Given the EV transformation already underway, and the climate crisis that requires urgent and immediate action, the bottom line is that millions of future EV drivers need to be able to charge quickly and easily, anywhere, any time. If we don’t succeed in significantly expanding today’s EV charging infrastructure, we risk losing momentum when we can least afford to do so. Today we have a unique opportunity to accelerate the transition away from a fossil-fuel based system to an increasingly electric fleet. This is the time to shift into high gear.

About ADS-TEC Energy

ADS-TEC Energy is a company of ADS-TEC group, and is part-owned by Bosch Thermotechnik GmbH (“Bosch”). The Company is headquartered in Nürtingen near Stuttgart (Germany), with a production site near Dresden (Germany). ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultra fastcharge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Irish Holdco, filed a registration statement on Form F-4, which includes the preliminary prospectus of Irish Holdco and a preliminary proxy statement of EUSG, with the SEC on October 18, 2021. Irish Holdco and EUSG will file other relevant materials with the SEC in connection with the proposed business combination. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. After the registration statement has been declared effective by the SEC, EUSG will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. INVESTORS AND SHAREHOLDERS OF EUSG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch, ADS-TEC Holding GmbH, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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39 “New Plan for EVs Made in the U.S. Makes Ford a Powerful Ally on Biden Climate Plan,” TriplePundit, September 29, 2021.

40 “How to Make Affordable EVs Even More Affordable, Utility Edition,” CleanTechnica, September 13, 2021.

41 “Rush to Build EV Charging Stations Comes Without Promise of Profit, The Wall Street Journal, July 25, 2021.

42 “Electric Highway Coalition Grows to 14 Members, More than Doubling Participation,” American Electric Power, July 26, 2021.

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